650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

DOUGLAS K. SCHNELL

Internet: dschnell@wsgr.com

Direct Dial: (650) 849-3275

May 10, 2019

BY EDGAR AND EMAIL

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Liberated Syndication, Inc.
Preliminary Proxy Statement
Filed April 26, 2019 by Camac Fund, LP, Camac Partners, LLC, Camac Capital,
LLC, Eric Shahinian, Michael Cricenti, Simeon McMillan, Adam Pincus and
Bradley M. Tirpak
File No. 000-55779

Dear Mr. Duchovny:

On behalf of our client, Camac Fund, LP (together with its affiliates, “Camac”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 3, 2019, concerning Camac’s preliminary proxy statement on Schedule 14A filed with the Commission on April 26, 2019 (the “Proxy Statement”), relating to Liberated Syndication, Inc. (the “Company”).

In connection with the submission of this letter, Camac is filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). The Amended Proxy Statement reflects revisions made to the Proxy Statement in response to the comments of the Staff and the updating of other information.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Camac’s response. Unless otherwise noted, the page numbers in the headings below refer to pages in the Proxy Statement, while the page numbers in the response under each heading refer to pages in the Amended Proxy Statement. Capitalized terms used in this letter but not otherwise defined have the meanings given to them in the Amended Proxy Statement.

Preliminary Proxy Statement

1.    Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the disclosure referenced below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Daniel F. Duchovny, Esq.

May 10, 2019

•	The board “line[d] the pockets of Libsyn’s senior executives...”

Camac respectfully refers the Staff to the disclosures in the section of the Amended Proxy Statement captioned “Background” for a discussion of Camac’s concerns with the Board’s practices related to equity grants to the Company’s chief executive officer and chief financial officer. In particular, Camac believes that the Board has improperly determined that Milestone 2 has been achieved. In addition, the Board extended the time periods for the achievements of Milestone 3 and Milestone 4 despite these milestones not being achieved. Camac believes that these actions have enriched the Company’s senior executive at the expense of stockholders.

•	The current directors were not properly elected at the last annual meeting.

Camac respectfully refers the Staff to the disclosures in the section of the Amended Proxy Statement captioned “Background” for a discussion of the Company’s use of a plurality voting standard in the election of directors despite the plain language in its publicly disclosed organizational documents that the Company uses a majority voting standard for all matters.

•	The current directors “abdicated their responsibility to create value for all stockholders.”

Camac respectfully submits that it is self-evident that a board of directors that rewards the failure to achieve performance metrics with additional time to achieve those metrics (as the Board did with Milestone 3 and Milestone 4) has abdicated its responsibility to hold management accountable and thereby also abdicated its responsibility to create value for all stockholders.

2.    Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that:

•	that management has an “alarming track record...”

Camac respectfully submits that it is self-evident that the Company’s management team (who were the same management team at Wizzard Software Corp. (“Wizzard”) and oversaw the acquisition of FAB) has an alarming track record. It was this management team, while operating Wizzard, that sourced, diligenced and executed the acquisition of FAB. As noted in the Proxy Statement, shortly after being acquired, FAB was accused of fraud, issuance of debt without disclosure, and was essentially abandoned due to a finding that only 10 percent of the kiosks that were claimed actually existed. This history calls into question every decision made by this management team.

For the convenience of the Staff, Camac is providing certain materials concerning FAB on these issues on a supplemental basis.

•	that the company has “runaway executive compensation ...and poor capital allocation.”

Daniel F. Duchovny, Esq.

May 10, 2019

Camac respectfully submits that it is self-evident that the Company’s executive compensation is grossly excessive and that its capital allocation is incredibly poor. To take just two examples, the aggregate cash compensation to be paid in 2019 of just the Company’s chief executive officer and chief financial officer totals a stunning 59 percent of the Company’s net income from 2018, excluding millions of shares of equity compensation also awarded. Similarly, the Company paid over 10 percent of its net income in 2018 in the form of interest expense—despite having millions of dollars in unrestricted cash.

•	that the board is “entrenched.”

Camac respectfully notes that, as explained above, the Company’s directors were not properly elected at the Company’s 2018 annual meeting of stockholders and potentially at its 2017 annual meeting of stockholders. However, these directors have continued to serve and the Company has seemingly made no effort to find directors who are acceptable to stockholders. Camac believes that this is ample evidence of entrenchment.

•	the disclosure in the first bullet point on page 2.

Camac respectfully directs the Staff to Camac’s response to the first bullet of this comment and the associated supplemental materials.

•

the disclosure in the second bullet point on page 2 relating to the amounts of compensation to be paid to Mr. Spencer and Mr. Busshaus and the assertion that such amounts “are wildly disproportionate for a company of Libsyn’s size.”

Camac respectfully refers the Staff to the prior discussion in this letter concerning the magnitude of the Company’s executive compensation.

•	the disclosure in the fourth bullet point on page 2 that the company’s capital structure is “wildly inappropriate ...for a company of Libsyn’s size.”

Camac respectfully refers the Staff to the prior discussion in this letter concerning the magnitude of the Company’s interest payments.

Why You Were Sent This Statement, page 2

3.    It appears that you believe the proposals to be presented at the special meeting do not need to be set definitively in this proxy statement. If so, please state this and provide us your legal analysis under Nevada law and the company’s organizational documents, as applicable, of your ability to proceed in this manner.

Camac has revised the Amended Proxy Statement to clarify that the only substantive proposals that Camac intends to present at the Special Meeting are those contained in the Amended Proxy Statement.

Our Plans for the Special Meeting, page 4

4.    We note that you intend to propose the removal of the company’s directors. Please revise your disclosure to describe what effect, if any, such removal may have on the company, such as acceleration of incentive compensation or debt or trigger of change of control payments to employees.

Camac has enhanced the disclosure on page 10 of the Amended Proxy Statement to describe, based on publicly available information, the impact that a removal of directors could have on the Company.

Daniel F. Duchovny, Esq.

May 10, 2019

5.    We note in Proposal 4 that the election of your nominees may depend on approval of Proposal 2. Please revise your disclosure to explain the consequence of security holders approving Proposal 1 but not Proposal 2 and tell us what consideration you have given to specifying which nominees would be elected to the board of directors if Proposal 2 is not approved and there are not enough vacancies for all of your nominees. Also, please tell us why Proposal 4 is not dependent also on the approval of Proposal 3.

Camac has enhanced the disclosure on page 4 of the Amended Proxy Statement to further explain the consequences of stockholders approving Proposal 1 but not Proposal 2. With respect to which nominees would be elected to the Board if Proposal 2 is not approved and there are not enough vacancies for all nominees, Camac intends to address this matter in any proxy statement that it prepares in connection with the Special Meeting.

With respect to Proposal 3 and Proposal 4, it is Camac’s position that the Company’s stockholders have the right to fill vacancies on the Board as the result of the removal of directors (as that authority is not explicitly denied). The objective of Proposal 3 is simply to memorialize this understanding and remove any potential ambiguity. Stated differently, Camac believes that the election of its nominees pursuant to Proposal 4 is permissible even if Proposal 3 is not approved.

6.    Please tell us what consideration you have given to revising the business backgrounds of Mr. McMillan and Mr. Pincus to specify their business experience for the past five years.

Camac has revised page 5 of the Amended Proxy Statement to specify the business experience of Mr. McMillan and Mr. Pincus for the past five years.

Written Request Procedures, page 6

7.    Please revise your disclosure to describe any deadline by which you need to have reached the 25% threshold from the receipt of the first consent or the mailing of the proxy statement.

Camac respectfully advises the Staff that neither Nevada law nor the Company’s organizational documents provide any deadline by which Camac must receive sufficient special meeting request consents.

*    *    *

We appreciate the Staff’s comments. If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Douglas K. Schnell

Douglas K. Schnell

Enclosures

cc:	Eric Shahinian, Camac Partners, LLC